Getfugu, Inc.

600 Townsend Street
San Francisco, CA  94103

August 18, 2009

Filed Via Edgar

United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, NE Washington, DC 20549 Attention: Ms. Linda Cvrkel, Branch Chief

Re:	GetFugu, Inc.
Form 10-Q for the fiscal quarter ended March 31, 2009
Filed May 20, 2009
File No. 333-143845

Dear Ms. Cvrkel:

This letter is being filed in response to a comment letter received from the Staff of the Securities and Exchange Commission by letter dated July 27, 2009 with respect to the above-referenced filing of GetFugu, Inc. (the “Company”).    The letter was a follow-up to a response to a question regarding our basis for valuation of stock for service transactions that had occurred in the first quarter of fiscal 2009.

In the above referenced letter the Staff requested the Company provide a detailed timeline of the issuance of the 15,937,499 shares of Common Stock for services during the first quarter of 2009 and further describe how such activities related to (i) the commencement of our business operations, and (ii) the pending Assignment of Patent Rights.

In order to provide the Staff with the requested information, the Company performed a detailed review of each applicable transaction together with the supporting contracts taking in to consideration the points made in the Staff’s letter dated July 27, 2009.   Accordingly, the Company has revised its valuation of Common Stock issued for services during the quarter ending March 31, 2009.

The service transactions for which Common Stock was issued as originally reported in the Company’s Form 10-Q for the quarter ending March 31, 2009 follows:

Issue Date	Service	Shares	Reported FMV
01/06/09	Consulting – Note (1)	166,666	$833.00
01/21/09	Legal Fees – Note (1)	20,833	104.00
03/04/09	Investment Banking- Note (2)	6,000,000	30,000.00
03/04/09	Consulting - Note (2)	6,000,000	30,000.00
03/04/09	Consulting - Note (2)	2,500,000	12,500.00
03/18/09	Consulting – Note (2)	1,250,000	6,250.00

	Total	15,937,499	$79,687.00

The notes that follow describe the transactions as well as the Company’s intended accounting treatment:

Note (1)  These transactions were with two contractors which had prior relationships with Madero, Inc.  The services performed included assistance with corporate governance related matters as well as legal fees related to the Company’s filings with the SEC in 2008 and early 2009.  The Company concluded that the Common Stock issued on January 6, 2009 and January 21, 2009 sufficiently pre-dated the April 9, 2009 purchase of patent rights and should therefore remain valued at $0.005 per share.  The $0.005 valuation was based on an internal analysis performed relative to valuation of the shell company as previously described in our letter response dated July 20, 2009.

Note (2)  These transactions were with contractors retained to assist the Company in its anticipated commencement of business operations scheduled for later in 2009.  The Company has concluded that the Common Stock issued during the period March 4, 2009 through March 18, 2009 for consulting services, which included capital raising efforts and preparation of marketing strategy for the operations post purchase of the patent rights, should be valued at $.50.   The Company believes that the market price of $.50 is appropriate as the Company had issued shares in separate private placements at the market price of $.50 as noted below during periods close in proximity to the issuance of shares for services.

Date	Number of Shares	Price Per Share
March 27, 2009	5,000	$0.50
March 30, 2009	100,000	$0.50
April 3, 2009	800,000	$0.50
April 13, 2009	100,000	$0.50

The Company also noted an error in the number of new shares which were issued prior to the January 23, 2009 12 for 1 forward split.   Stock certificates issued in January 2009 representing 166,666 and 20,833 shares, respectively were not adjusted for the 12 for 1 split.  The correct number of shares issued was 2,250,000 (187,499 (166,666+20,833) x 12 less the 187,499 shares initially issued pre-split).  The number of shares and valuation will be corrected as noted below.

In accordance with SFAS 154, the Company has concluded it will need to restate financial statements and intends to file a corrected Form 10-Q for the quarter ending March 31, 2009.

The impact of this restatement is as follows:

Corrections Related to the Error in the Number of Shares Issued:
1.	The number of shares of Common Stock issued for services will increase by the 2,062,489 shares noted above to 17,999,988 shares.
2.	Common Stock will increase by $2,062 (2,062,489 shares x $.001 par).
3.	Additional Paid in Capital will increase by $8,250 (2,062,489 shares x $0.004 ($0.005 market value less $0.001 par value).
4.	Expenses and Net Loss increased by $10,312 (2,062,489 shares x $0.005).

Corrections Related to the Error in Valuing Shares Previously Reported as Issued for Services
1.	There is no impact on the number or amount of Common Stock.
2.	Additional Paid in Capital will increase by $7,796,250 reflecting the increase in market value from $.005 to $0.50 (15,750,000 shares as reported x $0.495 per share).
3.	Expenses and Net Loss also increased by $7,796,250 reflecting the increase in stock based compensation for these services.

*                      *                      *

On behalf of the Company, I hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to comments from SEC staff do not foreclose the SEC from taking any action with respect to the filing; and
•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding these filings or this response letter to me at (415) 848-8800.  My facsimile is (415) 437-2892.

Sincerely,
/S/ BERNARD STOLAR

Bernard Stolar
Chief Executive Officer